SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

15 March 2023

2022 Second Interim Dividend

Prudential plc ("Prudential") has today announced its 2022 second interim dividend of 13.04 US cents per ordinary share.

Shareholders holding shares on the UK or Hong Kong share registers will receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise.

Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the relevant UK or Hong Kong share registrar on or before 19 April 2023. Further information is available at https://www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election

The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 27 April 2023. The US dollar to pound sterling and to Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the announcement.

Holders of American Depositary Receipts ("ADRs") will receive their dividend payments in US dollars through JPMorgan, the ADR Depositary.

Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited ("CDP") in Singapore will receive their dividend payments in Singapore dollars, at an exchange rate determined by CDP.

2022 second interim dividend timetable
Ex-dividend date	23 March 2023 (Hong Kong, UK and Singapore)
Record date	24 March 2023
Currency election window closes	19 April 2023 (Hong Kong and UK)
Dividend Re-investment Plan election window closes	19 April 2023 (UK)
Pound sterling and Hong Kong dollar amount per share announced	On or about 27 April 2023
Payment date	15 May 2023 (Hong Kong, UK and ADR holders) On or about 22 May 2023 (Singapore)

Registrars' contact details
Register	Contact information
UK register: Equiniti Limited	Telephone: +44 (0) 371 384 2035* Textel: 0371 384 2255 (for hard of hearing)
Lines are open from 8.30am to 5.00pm (UKT), Monday to Friday.
*Please use the country code when calling from outside the UK.
Hong Kong branch register: Computershare Hong Kong Investor Services Limited	Telephone: +852 2862 8555
Lines are open from 9.00am to 6.00pm (HKT), Monday to Friday.
Singapore branch register
Shareholders who have shares standing to the credit of their securities accounts with the CDP in Singapore may refer queries to the CDP at 11 North Buona Vista Drive, #06-07 The Metropolis Tower 2, Singapore 138589.

Telephone: +65 6535 7511
Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.
ADRs	Shareowner Services P.O. Box 64504, St. Paul, MN 55164-0504, USA.
Telephone: +1 800 990 1135, or from outside the USA +1 651 453 2128 or log on to www.adr.com

Contacts

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Jennifer Tear	+65 8870 8754	William Elderkin	+44 (0)20 3977 9215
Sonia Tsang	+852 5580 7525	Darwin Lam	+ 852 2918 6348

About Prudential plc
Prudential plc provides life and health insurance and asset management in 23 markets across Asia and Africa (at 31 December 2022). The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 March 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ James Turner

James Turner
Group Chief Financial Officer